Exhibit 99.3

Nam Tai Property Provides Update on Local Affairs and Efforts to Preserve Social Stability

Announces Agreements with IAT Insurance Group and IsZo Capital Management, who are Funding an Unsecured Debt Facility to Provide the Company Immediate Capital and Liquidity Without Equity Dilution

Contends Kaisa Group, Which has Disclosed Defaulting on its own Corporate Obligations, is Placing Nam Tai’s Stakeholders at Risk and Undermining Stability in Local Communities

Reiterates Kaisa Group Ally Jiabiao Wang was Terminated as CEO and Replaced as Legal Representative in December 2021, Meaning his Ongoing Interference in Nam Tai’s Affairs is Unauthorized and Unlawful

SHENZHEN, China—(BUSINESS WIRE)—The Board of Directors of Nam Tai Property Inc. (NYSE: NTP) today provided a series of corporate updates via the below open letter to shareholders.

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Dear Shareholders,

We want to update you on our path to securing total on-shore control of Nam Tai Property Inc. (“Nam Tai” or the “Company”) and its assets. In recent weeks, Jiabiao Wang, whom we believe to be a longtime ally of Kaisa Group Holdings Limited (collectively with its affiliates, “Kaisa Group”) and whom the reconstituted Board of Directors (the “Board”) has terminated from any role at Nam Tai, has obstructed an orderly handover of business assets in mainland China. The Board has responded by actively engaging with local government officials to address Mr. Wang and Kaisa Group’s apparent interference and uphold social stability. It is clear to us that Mr. Wang and Kaisa Group’s attempts to delay the transfer of assets represent an unwelcomed development for local stakeholders. Fortunately, we have the resources to attain control and place Nam Tai on what we believe will be a road to long-term value creation for the Company’s shareholders, development partners and valued employees in Shenzhen, Dongguan, Wuxi, Shanghai and other cities.

With this context in mind, here is an overview of where we have been, where we are now and where we are going.

Where We Have Been

At the special meeting of shareholders (the “Special Meeting”) on November 30, 2021, approximately 95% of shareholders unaffiliated with Kaisa Group voted to approve the resolutions proposed by IsZo Capital Management LP (“IsZo”). Specifically, shareholders voted to remove four incumbent directors affiliated with Kaisa Group and to elect all six independent director candidates nominated by IsZo. We believe the results of the Special Meeting indicated that a substantial majority of the Company’s shareholders wanted to expel directors and officers with ties to Kaisa Group, including individuals who were deemed by the Eastern Caribbean Supreme Court to have acted for an improper purpose when initiating a now-voided $170 million private placement that involved Kaisa Group’s Greater Sail Limited.

Our new Board held its first meeting on December 1, 2021, and took a number of steps last month, including:

•	Appointing Chunhua Yu to replace Jiabiao Wang as the legal representative of the Company’s China subsidiaries;

•	Removing existing officers and authorized signatories affiliated with Kaisa Group, and Mr. Wang from his role as chief executive officer;

•	Appointing a new interim chief executive and a new interim chief financial officer;

•	Retaining highly-qualified local and global advisors;

•	Adopting a shareholder rights plan to protect against hostile investors acquiring control or control-like stakes without negotiating with the Board, and;

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Postponing the Special Meeting purportedly requisitioned by Kasia Group’s affiliate Greater Sail Limited. The Company has been assessing the validity of the requisition after being informed that Deutsche Bank AG foreclosed on the nearly 24% equity position in the Company previously held by Kasia Group’s affiliate Greater Sail Limited.

Of note, there have been recent public filings and media reports pertaining to Kaisa Group defaulting on debt and failing to meet its other business obligations, leading us to prepare for the firm resorting to additional desperate and disruptive tactics at Nam Tai.

Where We Are Now

In direct contravention of the elected Board’s decisions and in what appears to be a flagrant violation of the law, Mr. Wang – evidently a long-time ally of Kaisa Group – is refusing to acknowledge his formal termination and facilitate an orderly handover of the on-shore business despite multiple visits and demands by the Board’s recently-appointed legal representative and the new management of the Company. Mr. Wang is currently preventing the new Board from accessing the Company’s and its subsidiaries’ business licenses, corporate seals (also known as chops) and several bank accounts. We believe Mr. Wang and Kaisa Group are also responsible for the following:

•	Issuing false and misleading communications to local stakeholders in China via the Company’s website and other channels;

•	Preventing the Board from communicating with the Company’s valued employees in China;

•	Refusing to provide access to the Company’s books and records and systems,

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Purportedly engaging – without authorization – a Chinese law firm on behalf of the Company to assist with their efforts in obstructing the Board’s newly-appointed legal representative and management from accessing the Company, and;

•	Threatening – without any basis – legal action against the Board’s recently-appointed legal representative for trying to fulfill the Board’s assignments and instructions.

While we suspect Mr. Wang is authorizing unsanctioned compensation for himself and spending corporate funds on outside lawyers, he has no real authority to represent the Company, allocate its funds or commit to any kind of transaction with vendors and third parties. Any attempts by Mr. Wang to dispose of or transfer corporate assets are unauthorized and will not be recognized by the elected Board. The Board and its appointees have already notified third parties with whom Mr. Wang has interacted that any commitments by Mr. Wang are unauthorized and will not be honored, and the Board has publicized the fact that Mr. Wang has been terminated and therefore has no authority to act on behalf of any Nam Tai entity. Entities interacting with Mr. Wang have been put on notice that they may not rely on any of his representations or commitments. Any third party induced by Mr. Wang and his allies to deal with the Company after December 1, 2021 is encouraged to contact the Board so as to ensure that their legitimate interests are protected.

We are now engaging with China’s Administration for Industry and Commerce and other local government authorities to receive local recognition for the Board’s designated legal representative and obtain the Company’s chop to facilitate a speedy transition. We have also reported Mr. Wang’s illegal activities to the Shenzhen Municipal Public Security Bureau, Gong Le Police Substation. To support this process, we are working with the law firms of Global Law Firm (also known as GLO), JunHe LLP and Quinn Emanuel Urquhart & Sullivan LLP. Our legal advisors are helping us satisfy the necessary requirements to promptly rectify this situation. They are also assisting Nam Tai to claw back any assets or funds improperly distributed by Mr. Wang and any other Kaisa Group allies.

Where We Are Going

Based on the steps we have taken and our plan, we believe we are on the path to obtaining complete on-shore control. Our timeline could be accelerated if Mr. Wang, with the local government authorities’ intervention, decides to cooperate with us and stops undermining stability in the business and local community.

Despite attempts to deprive our new Board of access to capital, the Company has entered into an agreement with two sizable and long-term shareholders, IAT Insurance Group, Inc. (“IAT”) and IsZo, to establish a $20 million debt facility. This took place after a process was run to secure affordable and shareholder-friendly terms for the Company from a diverse group of potential capital providers. The facility, which is unsecured and includes competitive rates without equity dilution, can be upsized to $40 million. Proceeds will be used for ongoing working capital and other expenses.

In connection with the debt facility agreement, the Board has agreed to amend the Company’s shareholder rights plan to allow each of IAT and IsZo to acquire up to 24.9% of the Company’s outstanding shares without violating the plan. However, IAT and IsZo have agreed to vote any shareholdings above the 19.9% threshold in line with Institutional Shareholder Services, Inc.’s recommendations on uncontested proposals. We appreciate the support shown by IAT and IsZo in providing this unsecured debt facility and continuing to invest in Nam Tai’s future.

Once we obtain control of the chop and all of our bank accounts, we plan to pivot to hiring more local executives, building stronger relationships with suppliers and vendors, and realizing the intrinsic value of the Company’s assets. We are working towards obtaining access to various accounts in the near-term, including a Hong Kong bank account with more than $80 million that we may have access to in the next several weeks. Looking ahead, we intend to explore aggressive legal actions against parties who have harmed Nam Tai and put its stakeholders at risk. We intend to leverage our advisory team, which includes some of the world’s top litigators, to hold parties accountable across all jurisdictions.

Thank you for your support. Please reach out to our investor relations team at NTP@longacresquare.com if you have questions.

Sincerely,

The Nam Tai Board of Directors

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FORWARD-LOOKING STATEMENTS

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY

Nam Tai Property Inc. is an owner-operator of commercial real estate projects across China. The Company currently maintains two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company’s portfolio and strategic priorities by emailing our investor relations team.

CONTACTS

For Shareholders:

Longacre Square Partners

Greg Marose / Ashley Areopagita, 646-386-0091

gmarose@longacresquare.com / aareopagita@longacresquare.com

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